Exhibit 99.(g)(6)

WisdomTree Trust

250 West 34th Street, 3rd Floor

New York, NY 10119

Attention: Legal Department

January 13, 2025

RE:	Blocked Assets in Russia

Ladies and Gentlemen:

State Street Bank and Trust Company (“State Street”) and WisdomTree Trust (“WisdomTree”) have agreed that the services provided by State Street pursuant to the Master Custody Agreement entered into by and between State Street and WisdomTree (the “Custody Agreement”) will terminate at the close of business on December 31, 2024, as a result of WisdomTree’s notice of its intention to terminate the Custody Agreement.

WisdomTree has requested that State Street continue to provide certain services currently provided pursuant to the Custody Agreement subsequent to its termination with respect to certain assets in Russia in the form of both securities and interests in “off-book” Russian ruble deposits1 (collectively, the “Blocked Assets”) held by the series of the Trust listed on Schedule A (each, a “Fund” and collectively, the “Funds”). State Street agrees that we will provide the services described in the next paragraph (the “Services”) with respect to the Blocked Assets following the termination of the Custody Agreement, subject to the terms of this letter, which reflects the entirety of our agreement regarding the servicing of the Blocked Assets, as the terms and conditions of the Custody Agreement with respect to the Blocked Assets shall otherwise be null and void upon its termination, except as otherwise explicitly set forth in this letter. State Street shall remain entitled to all applicable limitations of liability and exculpatory provisions in the Custody Agreement, and WisdomTree shall remain entitled to the limitation of liability for indirect, special or consequential damages in the Custody Agreement.

State Street confirms that we will continue to hold the Blocked Assets following termination of the Custody Agreement, and we will use commercially reasonable efforts to: (i) maintain records of the Blocked Assets and to reconcile our records against the records of AO Citibank, our local subcustodian; (ii) make available to you on a periodic basis reports regarding the Blocked Assets; and (iii) collect all income and other payments to which the Funds are entitled in respect of the Blocked Assets, and to credit such amounts to the Funds’ applicable cash account, as and to the extent such amounts are actually paid and received by us or AO Citibank. All Services will be subject to our ability to provide such services in accordance with applicable law, as well as the practical ability of both State Street and AO Citibank to perform given local market conditions in Russia.

_____________________________

1 We note that State Street designated the Russian ruble as an off-book currency in 2023.

As you are aware, the Blocked Assets are subject to both U.S. and international sanctions regimes following the February 2022 invasion of Ukraine by the Russian Federation, as well as restrictions imposed by the Russian government. As a result, the Blocked Assets cannot be moved at this time, nor for the foreseeable future. Furthermore, as we notified you pursuant to the State Street Global Market Bulletin dated October 15, 2024 (the “Global Market Bulletin”) and entitled “Russia: Russian Presidential Decree 840 Update and Impact to Rule 17f-7,” State Street believes that upon completion of the Russian government-mandated withdrawal of equity securities from the National Settlement Depository (NSD), the central security depository in Russia, to independent record keepers for the individual local Russian issuers (the “Registrars”), neither the NSD nor the Registrars would qualify as Eligible Securities Depositories under Rule 17f-7 of the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to Russian equities. We further advised clients in the Global Market Bulletin that State Street cannot say with confidence that Russian equities held through AO Citibank, our local subcustodian, will continue to be subject to reasonable care as required under Rule 17f-5 of the 1940 Act, and that clients should also consider whether the Rule 17f-5 reasonable care requirement can continue to be satisfied with respect to Russian debt securities. As communicated in prior Global Market Bulletins in recent months, there is also a substantial risk as a result of several Russian presidential decrees, including but not limited to Presidential Decree 442, that the assets of U.S. investors held in Russia could be appropriated by the Russian government, or by private actors claiming seizure rights under Russian law.

As a consequence of the sanctions and the government actions discussed above, as well as the current market developments in Russia that have been the subject of multiple Global Market Bulletins, all of which constitute market risk and investment risk, State Street disclaims any responsibility with respect to the Blocked Assets other than (i) to provide the services as described in, and subject to, the terms of this letter, and (ii) to deliver the Blocked Assets pursuant to your instruction (in accordance with agreed authentication procedures) and subject to and in accordance with applicable law, once all sanctions and restrictions have been removed. Accordingly, WisdomTree assumes all market and investment risks associated with the Blocked Assets, including those risks attributable to the sanctions and government actions referenced herein.

Please sign below to confirm your agreement with the foregoing.

Sincerely,

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Scott Shirrell
Name:	Scott Shirrell
Title:	Managing Director

Accepted and Agreed:

WISDOMTREE TRUST

By:	/s/ Jonathan Steinberg
Name:	Jonathan Steinberg
Title:	President

Schedule A

WisdomTree Trust Funds that Hold Blocked Assets

Fund	Fund Name
WT1W	WT EMRG MKT ESG FUND
WTAS	WT EMERGING MKTS HIGH DIV FUND
WTAY	WT EMRG MKTS QUALITY DIV GR FD
WTBI	WT GLOBAL HIGH DIVIDEND FUND
WTBJ	WT GLBL EX-U.S. QUALITY DIV GR
WTDG	WT EMERGING MARKETS LOCAL DEBT
WTGL	WT EMRG MKTS EXSTATE OWNED ENT
WTHP	WT EMERGING MKTS MULTI FUND
WTIB	WT BATT VAL CHAIN & INNOV FUND
WTJ8	WT EMERGING MKTS EFF CORE FUND